As filed with the Securities and Exchange Commission on September 7, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No.1)

Whitestone REIT
Whitestone REIT Operating Partnership, L.P.
(Name of Subject Company (Issuer))

Whitestone REIT
Whitestone REIT Operating Partnership, L.P.
 (Name of Filing Person (Issuer))

Class A common shares of Whitestone REIT	Units of Limited Partnership of
($0.001 Par Value)	Whitestone REIT Operating Partnership, L.P.
(Title of Class of Securities)	(Title of Class of Securities)

966084105	None
(CUSIP Numbers of Class of Securities)	(CUSIP Numbers of Class of Securities)

James C. Mastandrea, President and Chief Executive Officer
Whitestone REIT
2600 South Gessner, Suite 500
Houston, Texas 77063
(713) 827-9595
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

John A. Good, Esq.
Amanda R. Poe, Esq.
Bass, Berry & Sims PLC
100 Peabody Place, Suite 900
Memphis, Tennessee 38103
(901) 543-5900

CALCULATION OF FILING FEE
Transaction Valuation (1)	Amount of Filing Fee
$ 15,222,885	$1,767

(1)
This valuation assumes the exchange of up to 1,321,431 Class B common shares of Whitestone REIT, the maximum number of shares that may be delivered in connection with the exchange offer.  Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934, as amended, based on the average of the high and low prices of the Whitestone REIT’s Class B common shares on the NYSE Amex on August 31, 2011.

[x]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,003	Filing Party:	Whitestone REIT
Whitestone REIT Operating Partnership, L.P.

Form or Registration No.: Form S-4 (333-175610)	Date Filed:	July 15, 2011

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer: [  ]

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[x]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

SCHEDULE TO

This Amendment No. 1 (this “Amendment”) amends and supplements the tender offer statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) with respect to an offer, or the Exchange Offer, by Whitestone REIT, a Maryland real estate investment trust, or the Company, and Whitestone REIT Operating Partnership, L.P., a Delaware limited partnership, or the Operating Partnership, to exchange Class B common shares of beneficial interest, $0.001 par value per share, or Class B common shares, of the Company on a one-for-one basis for (i) up to 867,789 outstanding shares of the Company’s Class A common shares of beneficial interest, $0.001 par value per share, or Class A common shares; and (ii) up to 453,642 outstanding units of limited partnership in the Operating Partnership, or the OP units, upon the terms and subject to the conditions contained in the prospectus (as may be amended or supplemented from time to time, the Prospectus) dated September 2, 2011, which forms part of the Company’s and the Operating Partnership’s joint Registration Statement on Form S-4 (File Nos. 333-175610 and 333-175610-01) originally filed with the SEC on July 15, 2011 (as amended, the “Registration Statement”), and the related letters of transmittal, copies of which are included herein as Exhibits (a)(1)(ii) and (a)(1)(iii), respectfully. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 12. Exhibits

Item 12 is hereby amended and restated as follows:

Exhibit No.	Description
(a)(1)(i)	Prospectus, dated September 2, 2011 (incorporated by reference to the Registration Statement on Form S-4 (File No. 333-175610), filing pursuant to Rule 424(b)(3) on September 2, 2011)
(a)(1)(ii)	Letter of Transmittal for Class A common shares
(a)(1)(iii)	Letter of Transmittal for OP units
(a)(4)	Incorporated by reference herein to Exhibit (a)(1)(i) hereof
(h)(i)	Opinion of Venable LLP (incorporated by reference to Exhibit 5.1 to the Registration Statement on Form S-4 (File No. 333-175610), filed on July 15, 2011)
h(ii)	Opinion of Bass, Berry & Sims PLC (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 (File No. 333-175610), filed on July 15, 2011)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Whitestone REIT

By: /s/ James C. Mastandrea
James C. Mastandrea
Chief Executive Officer and Chairman

Whitestone REIT Operating Partnership, L.P.

By:        Whitestone REIT, its General Partner
By: /s/ James C. Mastandrea
       James C. Mastandrea
       Chief Executive Officer and Chairman
Date: September 7, 2011

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Prospectus, dated September 2, 2011 (incorporated by reference to the Registration Statement on Form S-4 (File No. 333-175610), filing pursuant to Rule 424(b)(3) on September 2, 2011)
(a)(1)(ii)	Letter of Transmittal for Class A common shares
(a)(1)(iii)	Letter of Transmittal for OP units
(a)(4)	Incorporated by reference herein to Exhibit (a)(1)(i) hereof
(h)(i)	Opinion of Venable LLP (incorporated by reference to Exhibit 5.1 to the Registration Statement on Form S-4 (File No. 333-175610), filed on July 15, 2011)
h(ii)	Opinion of Bass, Berry & Sims PLC (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 (File No. 333-175610), filed on July 15, 2011)